Exhibit 12.1
GREENLIGHT CAPITAL RE, LTD.
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2015 (2)(3)(4)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(US$ thousands)
Earnings: Income before income taxes and non-controlling interest	(24,656)	112,651	233,006	18,535	8,813	94,778
Add: fixed charges	5,373	22,825	25,248	24,163	20,504	11,309
Earnings available for fixed charges	(19,283)	135,476	258,254	42,698	29,317	106,087

Fixed charges:
Assumed interest component of rent expense (1)	43	176	158	121	98	95
Interest expense	5,330	22,649	25,090	24,042	20,406	11,214
Total fixed charges	5,373	22,825	25,248	24,163	20,504	11,309

Preferred share dividends	0	0	0	0	0	0

Total fixed charges and preferred share dividends	5,373	22,825	25,248	24,163	20,504	11,309

Ratio of earnings to fixed charges	(3.59)	5.94	10.23	1.77	1.43	9.38

Ratio of earnings to fixed charges and preferred share dividends	(3.59)	5.94	10.23	1.77	1.43	9.38

Deficiency of earnings to fixed charges	13,911	—	—	—	—	—

(1)	33.3% of rental expense represents a reasonable approximation of the interest factor.

(2)
The ratio of earnings to fixed charges was determined by dividing consolidated earnings by total fixed charges. For purposes of the ratios of earnings to fixed charges (i) earnings consist of consolidated net income before considering income taxes, minority interest and fixed charges and (ii) fixed charges consist of interest on indebtedness, interest expense on funds withheld from reinsurers and that portion of rent expense that is deemed by our management to be an appropriate interest factor. We have estimated that one-third of rent expense represents a reasonable approximation of the interest factor.

(3)
No preferred shares were outstanding during the three months ended March 31, 2015, the years ended December 31, 2014, 2013, 2012, 2011 and 2010 and no preferred share dividends were paid during those periods.

(4)
For the three months ended March 31, 2015 earnings were insufficient to cover fixed charges by $13.9 million. This was largely due to unrealized losses incurred on investments during the three months ended March 31, 2015.